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FEB 29 2016
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SEC FILE NUMBER
8-46198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hext Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 Spring Valley Rd Ste. 850W
(No. and Street)

Dallas	Texas	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Steven Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hext Capital Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CCD

Title

Waverly A. McCarthy

Notary Public


WAVERLY A MCCARTHY
My Commission Expires
June 3, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Hext Capital Group, Inc.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Hext Capital Group Inc.

We have audited the accompanying statement of financial condition of Hext Capital Group Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hext Capital Group Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 7,987
Deposits	100
	$ 8,087

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	**0**
Stockholder's equity	
Common stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	78,148
Retained earnings (deficit)	(70,071)
Total stockholder's equity	8,087
Total liabilities and stockholders' equity	$ 8,087

The accompanying notes are an integral part of these financial statements.

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Statement of Income
For the Year Ended December 31, 2015

Revenues	0
Expenses	
Regulatory fees and expenses	487
Compensation	1,340
Administrative expenses	29,163
Other expenses	6,419
	37,409
Income (loss) before income taxes	(37,409)
Provision for income taxes	0
Net income (loss)	$ (37,409)

The accompanying notes are an integral part of these financial statements.

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2014	$ 10	$ 53,552	$ (32,662)	$ 20,900
Capital Contributions		24,596		24,596
Net income (loss)			(37,409)	(37,409)
Balances at December 31, 2015	$ 10	$ 78,148	$ (70,071)	8,087

The accompanying notes are an integral part of these financial statements.

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balance, at December 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income (loss)	$ (37,409)
Adjusted to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in current assets and liabilities:	
Decrease in federal income tax receivable	12,597
Net cash provided (used) by operating activities	(24,811)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital Contributions	24,596
Net cash provided (used) by financing activities	24,596
Net increase (decrease) in cash and cash equivalents	(215)
Cash and cash equivalents at beginning of year	8,203
Cash and cash equivalents at end of year	$ 7,987

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

On August 1, 2015, Southwest Merchant Group, Inc. was purchased and renamed Hext Capital Group, Inc.
Hext Capital Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's revenues are earned primarily from investment banking services and consulting. The Company's business is conducted with customers located throughout Texas.

Fee income includes income earned for services provided related to investment banking and consulting. Revenue from investment banking and consulting is recognized when services are provided.

Other revenue consists of reimbursement of certain expenses.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2019. The Company is currently assessing the potential impact of this ASU on its financial statements.

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Notes to Financial Statements
December 31, 2015

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the Concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. ASU2015-01 is effective for the Company's annual periods beginning January 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of approximately $7,987 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i)

Note 4 - Income Taxes

The Company had a net operating loss carryforward of approximately $63,620 that will carryforward and be available to offset future taxable income. The loss carryforward will expire as follows:

Year Ended December 31,	
2034	$ 26,211
2035	37,409
	$ 63,620

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Notes to Financial Statements
December 31, 2015

The tax benefit of $9,543 from the net operating loss carryforward of $63,620 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2014	Current Period Changes	Deferred Tax Asset December 31, 2015
Federal	$ 3,930	$ 5,913	$ 9,543
Valuation allowance	(3,930)	(5,913)	(9,543)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to five years from date of filing.

Note 5 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During the year ended December 31, 2015, the company paid $1,340 in salary expenses to a related party. The Company paid $6,266 in consulting expenses to a related party; this amount is included in other expenses.

Note 6 - Liquidity

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary.

Note 7 Subsequent Events

The Company is in the process of merging with a company that is affiliated with the owner of Hext Capital Group, Inc.; the target date for the merger is March 1, 2016.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2015

Schedule I

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's qualified for net capital	$ 8,087
Add:	
Other deductions or allowable credits:	-0-
Total capital and allowable subordinated liabilities	8,087
Deductions and/or charges	
Non-allowable assets:	
Deposits	(100)
Net capital before haircuts on securities positions	7,987
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	0
Net capital	$ 7,987

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Total aggregate indebtedness	$ 0

Schedule I (continued)

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital above the of required minimum	$ 2,987
Excess net capital at 1000%	$ 2,987
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 8,003
Difference:	
Overstated net capital on the Company's unaudited FOCUS IIA	(16)
Net capital per audited report	$ 7,987

Schedule II

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Hext Capital Group Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Hext Capital Group Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hext Capital Group Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and *(b)* Hext Capital Group Inc. stated that Hext Capital Group Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Hext Capital Group Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hext Capital Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Hext Capital Group Inc.'s Exemption Report

Hext Capital Group Inc. (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ((17 C.F.R. 240.17a-5. "Reports to be made by certain brokers and dealers). This exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15.3-3 under the following of 17C.F.R. 240.15c3-3(k)2(i):
(2) The company net the identified provisions in 17 C.F.R. 240.15c3-3(k) throughout the year ending December 31, 2015 without exception

Hext Capital Group Inc.



I, ______________________ swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and accurate.



By: ______________________

Chief Executive Officer

February 2, 2016

Hext Capital Group, Inc.
(formerly Southwest Merchant Group, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2015